Exhibit (a)(3)

DICON FIBEROPTICS, INC.
1689 Regatta Blvd.
Richmond, CA 94804

November 16, 2006

Dear Shareholder,

The enactment of new legislation requiring all public companies to comply with new corporate governance standards has significantly increased the Company’s operating expenses. As a result, we have decided to deregister our common stock with the SEC. In order to do so, we must have a shareholder base of less than 300 holders of record. Therefore, we have commenced a tender offer to repurchase of a portion of 30,900 shares of the Company’s common stock, which equals approximately 0.13% of our outstanding shares. This tender offer is the second step of a two step transaction, the first step being a 1-for-5 reverse stock split which was effected on October 26, 2006. Copies of the Offer to Purchase and related Letter of Transmittal, which contain the terms of this tender offer are enclosed for your consideration.

All holders whose shares are purchased by the Company in this tender offer will receive the same purchase price of $5.00 per share. In addition, if you own 100 shares or less and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 30,900 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

We encourage each shareholder to read carefully the accompanying materials. Neither DiCon Fiberoptics, Inc. nor our Board of Directors make any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

If you need information or additional forms, please call Jean Lin at (510) 620-5352 or email Jean Lin at jlin@diconfiber.com.

Unless otherwise extended, the offer will expire at 9:00 p.m. California Time on December 15, 2006. We again encourage you to read carefully the enclosed material.

As always, we appreciate your interest in DiCon Fiberoptics, Inc.

Sincerely,

Ho-Shang Lee

President and Chief Executive Officer